UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                              Sequential
        Exhibit                Description                    Page Number
        -------                -----------                    -----------

         1.         Press release, dated August 4, 2004            3

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: August 4, 2004                By: /s/ Dafna Gruber
                                       ------------------------------
                                    Name:   Dafna Gruber
                                    Title:  Chief Financial Officer

                                                                       EXHIBIT 1


Contacts

ALVARION                                   ALVARION
Dafna Gruber, CFO   760-517-3187
                    +972-3-645 6252        Carmen Deville, 760-517-3188
dafna.gruber@alvarion.com                  carmen.deville@alvarion.com
-------------------------                  ---------------------------


                     ALVARION Reports record results FOR THE
                             second Quarter of 2004

   Revenues Up 9% Sequentially and Net Income Increased 74% from First Quarter


Tel - Aviv, Israel, August 4, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced financial results for the second quarter ended June 30, 2004.


Revenues for the second quarter of 2004 rose to a record $48.8 million, an increase of 9% compared to $44.7 million in the first quarter of 2004, and up 57% from $31.0 million in the second quarter of 2003. Gross margin increased for the 11th consecutive quarter, reaching 43.2% compared to 42.6% in the first quarter of 2004 and 40.1% in the second quarter of 2003.


According to US GAAP, net income increased to $2.5 million or $0.04 per share on a fully diluted basis for the second quarter of 2004. GAAP net income for the first quarter of 2004 was $1.4 million, or $0.02 per share on a fully diluted basis, and GAAP net loss for the second quarter of 2003 was $(5.9) million, or $(0.11) per share.

Results for all periods include expenses attributable to the amortization of intangible assets and amortization of deferred stock compensation, which totaled $680,000 in the first and second quarters of 2004, and $790,000 in the second quarter of 2003. The second quarter of 2003 also included $2.2 million of acquisition-related expenses in connection with the purchase of certain assets and liabilities of InnoWave ECI Wireless Systems Ltd. Excluding all aforementioned amortizations and acquisition related expenses, the Company's non-GAAP net income for the second quarter of 2004 was $3.2 million, or $0.05 per diluted share. For the first quarter of 2004 non-GAAP net income was $2.1 million, or $0.03 per diluted share, and for the second quarter of 2003 non-GAAP net loss was $(2.9) million, or $(0.06) per share.


Comments of Management
"During the quarter we met or exceeded all our internal strategic and operating targets while continuing to lead the BWA market and the WiMAX revolution," said Zvi Slonimsky, CEO of Alvarion. "Our commitment to leadership in broadband wireless access has never been more evident. Our performance reinforces our belief that the combination of our proven technology, breadth of products and global support enables our continuing growth in this dynamic and competitive business. We continue to implement our strategies for both internal and external growth while focusing on excellence and profitability. This quarter was another quarter of broad-based revenue growth as a result of continued growth in worldwide demand for wireless broadband solutions and excellent execution in every respect by the Alvarion team.


"During the quarter, we made progress in all areas of focus," continued Mr. Slonimsky. "In addition to benefiting from growth in demand, we continued to expand our customer base and introduce new products. British Telecom completed its trials of wireless broadband access in four cities around the United Kingdom and placed an initial order for commercial deployment. We are proud to be selected by British Telecom, a carrier that recognizes the important contribution that wireless technology can make in addressing the need for broadband services. Their initial order was for our BreezeAccess VL(TM) solution. Last quarter, we introduced the BreezeAccess VL in 5.4 Ghz band, and, recently we introduced BreezeAccess VL for the 5.2GHz frequency to address the growing demand for broadband we see in Russia as well as in a number of countries in Asia Pacific. The BreezeAccess VL is based on OFDM technology which provides non-line of sight capabilities, a key WiMAX technology.


"A major new product milestone in Q2 was the introduction of our BreezeMAX(TM) platform, a WiMAX-ready platform that enables customers to move forward confidently in anticipation of the availability of WiMAX CPEs. The first product based on our WiMAX platform was the BreezeMAX 3500, for the 3.5GHz frequency band. We announced recently that Siemens, our long-term partner, has selected Alvarion to supply the BreezeMAX 3500 as part of the expansion of our OEM agreement. We are excited and gratified to see increased interest in WiMAX solutions from all types of operators, including Tier 1 carriers all over the world.


"Last week we announced the agreement for the acquisition of interWAVE Communications International Ltd., a leading supplier of compact cellular network infrastructure based on GSM and CDMA2000 technology that is particularly well-suited for rural areas in developing regions. We believe that the acquisition will complement our existing wireless solutions with a cost effective fixed and mobile solution to serve the need for voice and data in regions of the world that need telecommunication infrastructure. We also believe that this acquisition will broaden our customer base with additional top-tier operators, and leverage both our strong channel relationships and our global sales and customer support. We intend to apply our experience in integrating acquisitions to quickly realize the benefits of operating synergies. In addition, it is our belief that the interWAVE acquisition provides extremely valuable core mobile technology and expertise in designing and deploying mobile networks, which will help us accelerate our portable and mobile WiMAX offering," concluded Mr. Slonimsky.

Q3 2004 Guidance
The Company expects Q3 2004 revenues to range between $51 million and $53 million. At this revenue range, net earnings per share are expected to range between 5 and 6 cents while non-GAAP net earnings per share, which excludes amortization of intangible assets and deferred stock-based compensation, is expected to range between 6 and 7 cents. The third quarter guidance excludes any impact on operations and any transaction-related charges from the acquisition of interWAVE Communications International Ltd., which we expect to be closed at or around the end of the third quarter.

Alvarion's management will host a conference call today, August 4, 2004, at 9:00 a.m. Eastern Time to discuss the quarter's results. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612) 234-9960; International: +1 612-234-9960.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 4 p.m. Eastern Time on August 4, 2004 through 11:59 p.m. Eastern Time on August 11, 2004. To access the replay, please call USA: (320) 365-3844,
International: +1-320-365-3844. To access the replay, users will need to enter the following code: 737948.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. In addition, our limited history in completing acquisitions may adversely impact our ability to successfully integrate the business of Alvarion and interWAVE; we may face liabilities and expenses in excess of those currently anticipated with respect to the acquisition of interWAVE; we may be unable to retain key personnel of interWAVE, if interWAVE does not receive required shareholder approvals or either company fails to satisfy other conditions to closing, the transaction will not be consummated. Factors affecting interWAVE's business generally include those set forth in interWAVE's filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q and its Current Reports on Form 8-K.

Certain information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 760-517-3188.

                               (Tables to Follow)

                                  ALVARION LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands


                                                       June 30,     December 31,
                                                         2004          2003
                                                       --------     -----------
    ASSETS
Cash, cash equivalents, short-term and
 long-term investments                                 $167,609      $153,616
Trade receivables                                        19,709        21,199
Other accounts receivable                                 8,475         4,499
Inventories                                              35,626        36,981
Severance pay fund                                        6,172         5,493
Long-term receivables                                       732           834

PROPERTY AND EQUIPMENT, NET                              11,425        11,939

GOODWILL AND OTHER INTANGIBLE ASSETS                     49,058        50,396
                                                       --------      --------

TOTAL ASSETS                                           $298,806      $284,957
                                                       ========      ========


    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                         $ 16,100      $ 23,780
Other accounts payable and accrued expenses              39,436        27,959
                                                       --------      --------

Total current liabilities                                55,536        51,739

LONG TERM LIABILITIES                                     3,470         5,248

ACCRUED SEVERANCE PAY                                     8,567         7,768
                                                       --------      --------

TOTAL LIABILITIES                                        67,573        64,755

SHAREHOLDERS'  EQUITY                                   231,233       220,202
                                                       --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $298,806      $284,957
                                                       ========      ========


                                  ALVARION LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)


                                                     Six             Six             Three           Three            Three
                                                    Months          Months           Months          Months           Months
                                                    Ended           Ended            Ended           Ended            Ended
                                                   June 30,         June 30,        June 30,         June 30,        March 31,
                                                     2004            2003             2004            2003             2004
                                                   --------        --------         --------        --------         --------

Sales                                              $ 93,451        $ 53,421         $ 48,772        $ 31,008         $ 44,679

Cost of sales                                        53,364          32,166           27,710          18,583           25,654

                                                   --------        --------         --------        --------         --------
Gross profit                                         40,087          21,255           21,062          12,425           19,025
                                                   --------        --------         --------        --------         --------

Operating expenses:
Research and development, net                        13,474          11,284            6,860           6,195            6,614
Selling and marketing                                18,493          15,308            9,506           8,623            8,987
General and administrative                            4,607           2,854            2,367           1,499            2,240
Amortization of intangibles                           1,338           1,250              669             650              669
Amortization of deferred
 stock compensation                                      22             280               11             140               11
Acquisition related expenses                           --             2,201             --             2,201             --
                                                   --------        --------         --------        --------         --------
Total Operating expenses                             37,934          33,177           19,413          19,308           18,521
                                                   --------        --------         --------        --------         --------
Operating income (loss)                               2,153         (11,922)           1,649          (6,883)             504

Financial income, net                                 1,782           2,092              850           1,021              932

                                                   --------        --------         --------        --------         --------
Net Income (loss)                                  $  3,935        $ (9,830)        $  2,499        $ (5,862)        $  1,436
                                                   --------        --------         --------        --------         --------

Basic earnings (loss) per share                    $   0.07        $  (0.19)        $   0.04        $  (0.11)        $   0.03
                                                   ========        ========         ========        ========         ========

Weighted average number of
 shares used in computing
 basic earnings (loss) per share                     55,839          51,508           56,488          51,487           55,190
                                                   ========        ========         ========        ========         ========

Diluted earnings (loss) per share                  $   0.06        $  (0.19)        $   0.04        $  (0.11)        $   0.02
                                                   ========        ========         ========        ========         ========

Weighted average number of
 shares used in computing
 diluted earnings (loss) per share                   63,617          51,508           63,651          51,487           62,804
                                                   ========        ========         ========        ========         ========


                                  ALVARION LTD.
                   DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)
                U.S. dollars in thousands (except per share data)



                                                 Six             Six             Three           Three            Three
                                                Months          Months           Months          Months           Months
                                                Ended           Ended            Ended           Ended            Ended
                                                June 30,       June 30,         June 30,         June 30,        March 31,
                                                 2004            2003             2004            2003             2004
                                               ---------       ---------        --------        --------         --------

Net Income (loss) according
 to US GAAP                                    $  3,935        $ (9,830)        $  2,499        $ (5,862)        $  1,436

Amortization of intangibles                       1,338           1,250              669             650              669

Amortization of deferred
 stock compensation                                  22             280               11             140               11

Acquisition related expenses                       --             2,201             --             2,201             --
                                               --------        --------         --------        --------         --------
Net Income (loss), excluding
 amortization of intangibles
 and deferred stock
 compensation and acquisition
 related expenses                              $  5,295        $ (6,099)        $  3,179        $ (2,871)        $  2,116
                                               ========        ========         ========        ========         ========

Basic net earnings (loss) per
 share, excluding
 amortization of intangibles
 and deferred stock
 compensation and acquisition
 related expenses                              $   0.09        $  (0.12)        $   0.06        $  (0.06)        $   0.04
                                               ========        ========         ========        ========         ========

Weighted average number of
 shares used in computing
 basic net earnings (loss)
 per share                                       55,839          51,508           56,488          51,487           55,190
                                               ========        ========         ========        ========         ========

Diluted net earnings (loss)
 per share, excluding
 amortization of intangibles
 and deferred stock
 compensation and acquisition
 related expenses                              $   0.08        $  (0.12)        $   0.05        $  (0.06)        $   0.03
                                               ========        ========         ========        ========         ========

Weighted average number of
 shares used in computing
 diluted net earnings (loss)
 per share                                       63,617          51,508           63,651          51,487           62,804
                                               ========        ========         ========        ========         ========

                                  ALVARION LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            U.S. dollars in thousands


                                                                     Three
                                                                     Months
                                                                     Ended
                                                                      June
                                                                    30,2004
                                                                  -----------

Cash flows from operating activities:
Net Income                                                          $   2,499
Adjustments to reconcile net income to net cash
  used by operating activities:
Depreciation                                                              992
Amortization of deferred stock compensation                                11
Unrealized gain from hedging activities                                   105
Amortization of intangibles                                               669
Decrease in trade receivables                                           3,276
Increase in other accounts receivable and prepaid
 expenses                                                              (3,034)
Decrease in inventories                                                 2,858
Decrease in trade payables                                             (8,566)
Decrease in Long term receivables                                         141
Increase in other accounts payables and
  accrued expenses                                                      6,859
Accrued severance pay, net                                                 88
                                                                    ---------
Net cash provided by operating activities                               5,898

Cash flows from investing activities:
Purchase of fixed assets                                                 (705)
                                                                    ---------
Net cash used in investing activities                                    (705)

Cash flows from financing activities:
Proceeds from issuance of shares, net of expenses                       1,501
                                                                    ---------
Net cash provided by financing activities                               1,501

                                                                    ---------
Increase in cash, cash equivalents, short-term and
 long-term investments                                                  6,694
Cash, cash equivalents, short-term and long-term
 investments at the beginning of the period                           160,915
                                                                    ---------
Cash, cash equivalents, short-term and long-term
 investments at the end of the period                               $ 167,609
                                                                    =========